FORM 6-K

                       Securities and Exchange Commission
                             washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 under

                      the Securities Exchange Act of 1934

For the month of,          APRIL                                      2003
                           --------------------------------        -----------

                              MDC CORPORATION INC.

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                (Translation of registrant's name into English)

             45 HAZELTON AVENUE, TORONTO, ONTARIO, CANADA, M5R 2E3

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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

            Form 20-F                       Form 40-F        X
                      ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    ---------------------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    ---------------------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                              No          X
                ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________


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                                 DOCUMENT INDEX

       Document                                                     Page No.

          1.              News Release dated March 28, 2003            4






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                                                                   DOCUMENT 1

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                                 PRESS RELEASE
                                 -------------
                             FOR IMMEDIATE RELEASE
                             ---------------------

FOR:              MDC Corporation Inc.
                  45 Hazelton Avenue
                  Toronto, Ontario M5R 2E3

CONTACTS:

MILES S. NADAL                            PETER M. LEWIS                      GRAHAM L. ROSENBERG
Chairman and                              Executive Vice-President            Executive Vice-President
Chief Executive Officer                   and Chief Financial Officer         MDC Corporation Inc.
MDC Corporation Inc.                      MDC Corporation Inc.                Tel: (416) 960-9000, ext. 239
Tel:  (416) 960-9000 ext. 223             Tel:  (416) 960-9000 ext. 272

TSE STOCK SYMBOL:          MDZ.A
NASDAQ STOCK SYMBOL:       MDCA

WEBSITE:                   www.mdccorp.com
                           ---------------

                              MDC CORPORATION INC.
                           CUSTOM DIRECT INCOME FUND

          CUSTOM DIRECT INCOME FUND REFILES PRELIMINARY PROSPECTUS FOR
                        INITIAL PUBLIC OFFERING OF UNITS

         TORONTO - March 28, 2003 - MDC Corporation Inc. of Toronto (TSE:
MDZ.A; NASDAQ: MDCA) and Custom Direct Income Fund announced today that the Fund has refiled its preliminary prospectus with the securities regulatory authorities in each of the provinces and territories of Canada in connection with the previously announced proposed initial public offering of units of the Fund. MDC is monitoring market conditions for the offering.

ABOUT CUSTOM DIRECT

         Based in Maryland and Arkansas, Custom Direct has been selling cheques and cheque related accessories across the United States since 1992 and offers the industry's widest selection of product designs. Custom Direct is the second largest participant in the direct-to-consumer segment of the U.S. cheque industry with sales and EBITDA for the year ending December 31, 2002 of approximately US$103 million and US$20 million respectively.

ABOUT MDC CORPORATION INC.

         MDC is a publicly traded international business services organization with operating units in Canada, the United States, United Kingdom and Australia. MDC provides marketing communication services, through Maxxcom, and offers security sensitive transaction products and services in four primary areas: personalized transaction products such as personal and business cheques; electronic transaction products such as credit, debit, telephone & smart cards; secure ticketing products, such as airline, transit and event tickets; and stamps, both postal and excise. MDC shares are traded on the Toronto Stock Exchange under the symbol MDZ.A and on NASDAQ National Market under the symbol MDCA.


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                                   SIGNATURES

         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           MDC CORPORATION INC.

                                           -----------------------
                                                (Registrant)

Date:  April 8, 2003                       By: /s/ Walter Campbell
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                                                  (Signature)

                                              Walter Campbell
                                              Senior Vice President Finance